

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   September 1, 2017

Thomas M. DeLonge
Chief Executive Officer
To The Stars Academy of Arts and Science Inc.
1051 S. Coast Highway 101, Suite B
Encintas, CA 92024

> **Re: To The Stars Academy of Arts and Science Inc.**
> **Offering Statement on Form 1-A**
> **Filed August 15, 2017**
> **File No. 024-10728**

Dear Mr. DeLonge:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular

Cover Page of Offering Circular

1. Your cover page disclosure regarding the duration of your offering is not consistent with your disclosure under Plan of Distribution, which describes a minimum offering period. Please revise.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

   You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3584 with any other questions.

        Sincerely,

        /s/ Laura Nicholson

        Laura Nicholson
        Special Counsel
        Office of Transportation and Leisure